Exhibit 2.2

SUBSTITUTION AGREEMENT

     THIS SUBSTITUTION AGREEMENT (this “Substitution Agreement”) is made and entered into as of August 10, 2001, by and among CARMAX INC., a Virginia corporation (“CARMAX”) and CAR CMX L.P., a Delaware limited partnership (“CAR”).

RECITALS:

     A.     CARMAX AUTO SUPERSTORES, INC., a Virginia corporation and CARMAX AUTO SUPERSTORES WEST COAST, INC., formerly C-MAX AUTO SUPERSTORES, INC., a California corporation (collectively, “Seller”) and CAR, as successor in interest to Capital Automotive L.P., a Delaware limited partnership, are parties to that certain Purchase Agreement dated as of July 20, 2001 (the "Purchase Agreement”).

     B.     Pursuant to the Purchase Agreement, Seller is conveying to CAR all of Seller’s right, title, interest and estate in and to certain property, as further described in Exhibit A attached hereto (each a “Property” and collectively, the “Properties”).

     C.     Pursuant to those certain lease agreements dated as of August 10, 2001, as further described in Schedule 1 attached hereto (each a “Lease” and collectively, the “Leases”), CAR, as landlord, has leased the Properties to CARMAX, an affiliate of Seller, as tenant.

     D.     As an inducement to close the transaction contemplated by the Purchase Agreement, the parties agreed to enter into this Substitution Agreement.

     NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby agree as follows:

     1.     Recitals. The foregoing recitals are true and correct and are incorporated herein by this reference.

     2.     Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the same meaning given to them in the Purchase Agreement.

     3.     Offer to Substitute. Subject to the terms and conditions provided herein, CARMAX shall have the right from time to time to offer (each an “Offer to Substitute”) to purchase one or more of the Properties from CAR and to substitute therefor one or more properties (each a “Replacement Property” and collectively, the “Replacement Properties”). CARMAX may exercise the Offer to Substitute only by delivering written notice (each a “Substitution Offer Notice”) to CAR of the desire to exercise such right during the period commencing on the date hereof and expiring, with respect to each Property, on the earlier of fifteen (15) years from the date hereof or the termination of the Lease for such Property (each a

“Substitution Window Expiration Date”). Each Substitution Offer Notice shall (i) identify the Property or Properties to be acquired by CARMAX (each a “Proposed Substitution Property” and collectively, the “Proposed Substitution Properties”) and the proposed Replacement Property or Replacement Properties and (ii) shall obligate CARMAX to pay all costs and expenses for those reports, tests or other due diligence items required pursuant to Section 4 hereof. The date on which the Substitution Offer Notice is issued by CARMAX shall be referred to herein as the “Notification Date”.

     4.     Conditions to Substitution. As a condition precedent to CAR being required to make the Substitution Decision (as defined in Section 5 hereof ) each of the following conditions (each a “CARMAX Condition” and collectively the “CARMAX Conditions”) must be satisfied with respect to each Replacement Property within ninety (90) days of the Notification Date (the “Substitution Review Period”). The failure to satisfy each of the CARMAX Conditions within the Substitution Review Period, unless such CARMAX Condition has been deemed satisfied in accordance with this Section, shall cause the Substitution Offer Notice and Offer to Substitute to lapse.

(i) Title to each Replacement Property shall be marketable and CARMAX shall provide to CAR and Lender (as defined in Section 5 hereof) a commitment for owner’s and lender’s policies of title insurance (including the endorsements listed in Exhibit 4.2 to the Purchase Agreement where the same are available in the jurisdiction in which the Replacement Property is located), at normal rates, evidencing that title to each Replacement Property is free of all defects other than customary utility easements and other matters of title that do not render title to such Replacement Property unmarketable or not mortgageable or that do not materially affect the value or use of such Replacement Property as an automobile retail sales facility.

(ii) CARMAX shall provide to CAR and Lender evidence in reasonable detail that each Replacement Property is properly zoned for use as an automobile retail sales facility and that each Replacement Property is not in violation of any zoning, planning, subdivision or similar law or regulation (the provision of endorsements to the title commitments required by Section 4(i) hereof being hereby agreed to constitute such evidence, with respect to zoning and subdivision compliance).

(iii) CARMAX shall provide to CAR and Lender an ALTA survey for each Replacement Property, which survey shall be prepared in compliance with Exhibit 4.2 of the Purchase Agreement and shall be subject only to exceptions which do not materially affect the value or use of such Replacement Property as an automobile retail sales facility or do not render such Replacement Property unmarketable or not mortgageable.

(iv) CARMAX shall provide to CAR and Lender a certification that CARMAX can provide the Representations and Warranties (as defined in Section 6(a)(i) hereof) regarding each Replacement Property on the Notification Date and the Substitution Date (as defined in Section 6 hereof).

(v) CARMAX shall provide an engineering report for each Replacement Property from an engineer acceptable to CAR and Lender in CAR’s and Lender’s reasonable judgment (except that any engineer supplying a report in connection with CAR’s purchase of the

Proposed Substitution Property shall be deemed acceptable hereunder) evidencing that there are no property defects with respect thereto.

(vi) The purchase price of any Replacement Property shall not exceed the Allocated Property Value (as defined in Section 6(a)(ii) herein) of a Substitution Property by more than One Million Dollars ($1,000,000); and the limitation in Section 6(b) hereof has not and will not be exceeded.

(vii) CAR shall have received an MAI appraisal for each Replacement Property, performed at CARMAX’s expense by a commercial real estate appraiser having at least ten (10) years’ experience in appraising similar properties, (aa) evidencing that such Replacement Property has a fair market value approximately equal to, but in no event less than, the Allocated Property Value (as defined in Section 6(a)(ii) hereof) of the Proposed Substitution Property and (bb) the appraisal is in a form, scope and substance reasonably acceptable to CAR. Within ten (10) days after receipt of the Substitution Offer Notice, CAR shall order such appraisal(s) with instructions to the appraiser to complete the appraisal within thirty (30) days thereafter. If CAR fails to obtain the completion of the appraisal prior to the expiration of the Substitution Review Period, this condition shall be deemed satisfied for purposes of this Substitution Agreement. Completion of the appraisal shall not be construed or interpreted as satisfying the condition that the appraisal be reasonably acceptable to CAR in form, scope and substance.

(viii) CAR shall have received a current “Phase I” environmental audit report for each Replacement Property, prepared at CARMAX’s expense by an environmental engineer acceptable to CAR and Lender in CAR’s and such Lender’s reasonable judgment (except that any environmental engineer supplying a report in connection with CAR’s purchase of the Proposed Substitution Property shall be deemed acceptable hereunder), indicating that no Hazardous Conditions or violations of Environmental Laws (each as defined in the Purchase Agreement) exist on such Replacement Property and recommending no further action. Within ten (10) days after receipt of the Substitution Offer Notice, CAR shall order such report(s) with instructions to the environmental engineer to complete the report(s) within thirty (30) days thereafter. If CAR fails to obtain the above referenced environmental audit report prior to the expiration of the Substitution Review Period, this condition shall be deemed satisfied for purposes of this Substitution Agreement.

(ix) There is no default by CARMAX under this Substitution Agreement or Event of Default under any Lease for any Proposed Substitution Property.

Notwithstanding the foregoing, if, during the 90-day Substitution Review Period referred to above, a Phase I environmental audit report is obtained that indicates the need for a “Phase II” audit, at CARMAX’s request (and arrangement for payment of all costs associated therewith) the Substitution Review Period shall be extended for up to an additional 90 days and CAR shall use all commercially reasonable efforts to procure such Phase II report, the accompanying engineer’s recommendations with respect to any further testing, monitoring and/or remediation of environmental condition such engineers deem necessary, and an estimate by such engineers of the maximum expected costs of such further testing, monitoring and/or remediation. If, during such extended Substitution Review Period (a) such Phase II report, recommendations and estimate are obtained; (b) the report, recommendations and estimate are acceptable to CAR and its Lender (if any) in their respective reasonable judgment; (c) the estimate of such maximum expected costs is $75,000 or less, and (d) CARMAX has made arrangements reasonably satisfactory to CAR and its Lender (if any) in their respective judgments to prosecute and fund any further testing, monitoring and/or remediation, then the condition set forth in subsection (viii) shall be deemed satisfied.

     5.     Substitution Decision. Provided that the CARMAX Conditions have been satisfied, or deemed satisfied in accordance with Section 4 hereof, during the Substitution Review Period, CARMAX shall have satisfied all conditions precedent to its Offer to Substitute. Within fifteen (15) days of CARMAX’s delivery of written notice to CAR that all of the CARMAX Conditions have been satisfied (or deemed satisfied hereunder), CAR shall provide written notice (the “Substitution Decision Notice”) to CARMAX of its decision (the “Substitution Decision”) to either accept or reject the Offer to Substitute. If CAR rejects the Offer to Substitute, the Substitution Decision Notice shall set forth in reasonable detail CAR’s reasons for making such decision. In making the Substitution Decision, CAR may use its discretion on criteria other than and in addition to the CARMAX Conditions to determine whether the Replacement Property is reasonably comparable to the Proposed Substitution Property and CARMAX’s satisfaction of the CARMAX conditions shall not be determinative of CAR’s right to reject the Offer to Substitute or infer any standard of reasonableness with respect to such decision. In addition to such other criteria as CAR may use in making its Substitution Decision, CAR shall unequivocally be entitled to reject the Offer to Substitute if the financial institution (the “Lender”) that has made CAR or an Affiliate (as defined in the Leases) thereof a loan (the “Loan”) secured by the Proposed Substitution Property will not agree to accept the Replacement Property based on such Lender’s requirements.

     6.     Acceptance of Offer to Substitute. In the event CAR elects to accept the Offer to Substitute, CARMAX shall purchase each Proposed Substitution Property from CAR and CARMAX shall simultaneously sell each Replacement Property to CAR. Each date on which the transactions contemplated by this Section are consummated with respect to a Proposed Substitution Property and a Replacement Property shall be known as a “Substitution Date”. The parties shall reasonably cooperate to consummate the substitution contemplated by this Section 6 within forty-five (45) days of CAR’s delivery of the Substitution Decision Notice.

(a) On the Substitution Date:

(i) CARMAX shall (A) execute a lease for each Replacement Property in the form attached as Exhibit 6.1(e) to the Purchase Agreement (provided, however, (I) that the initial term of such lease shall be the unexpired initial term of the Lease for the applicable Proposed Substitution Property, plus two ten (10) year renewal periods, and (II) during each year of the term of the lease for the Replacement Property, the base rent and escalation thereunder shall be the same as the Basic Rent (as defined in the Lease for the applicable Proposed Substitution Property) and escalation under the Lease for the applicable Proposed Substitution Property plus, to the extent that the Replacement Property Purchase Price (as defined in Section 6(b) hereof) exceeds the Allocated Property Value of the applicable Proposed Substitution

Property (the “Differential Amount”), additional base rent per annum (which shall also escalate at 2.25% per annum) equal to the Differential Amount multiplied by a fraction equal to the annual Basic Rent for the Proposed Substitution Property on the Substitution Date divided by the original purchase price for such Proposed Substitution Property (the “Purchase Price”) as set forth on Exhibit 1.8 to the Purchase Agreement), (B) execute, acknowledge, and deliver to CAR a special warranty deed for each Replacement Property, (C) pay the Allocated Property Value for each Proposed Substitution Property in cash or readily available funds, (D) execute, acknowledge and deliver to CAR such other documents as may reasonably be requested by CAR or the Lender; (E) provide to CAR the same representations and warranties made in the Purchase Agreement (the “Representations and Warranties”) in connection with the conveyance of each Replacement Property, and (F) pay to CAR, or third parties, as appropriate, all out-of-pocket costs actually incurred by CAR in connection with its purchase of the Replacement Property and the sale of the Proposed Substitution Property (including, without limitation, costs incurred in connection with obtaining title insurance policies, satisfaction of all the CARMAX Conditions, attorneys’ fees, deed, mortgage and other recordation, transfer, document and stamp taxes, and any fees imposed by the Lender in connection with such substitution); and

(ii) CAR shall (A) execute, acknowledge and deliver to CARMAX or the Designated Grantee (as defined in Section 6(c) hereof) a special warranty deed for each Proposed Substitution Property, (B) execute and deliver the lease for each Replacement Property as set forth in Section 6(a)(i)(A)hereof, (C) pay the Replacement Property Purchase Price for each Replacement Property in cash or readily available funds, (D) execute, acknowledge and deliver to CARMAX or the Designated Grantee such other documents as may reasonably be requested by either of such parties, and (E) ensure that any Loan on the Proposed Substitution Property is paid in full and that any lien placed on such Proposed Substitution Property by Lender to secure the Loan is released and discharged of record. Each Proposed Substitution Property shall be conveyed to CARMAX or the Designated Grantee in its “as is” condition on the Substitution Date, subject to all restrictions, covenants, declarations, and easements of record as of such date and subject to the tenancy of the applicable entity under the applicable Lease. “Allocated Property Value” for a Proposed Substitution Property shall mean the greater of (i) the appraised fair market value, on the Substitution Date, of such Proposed Substitution Property, and (ii) the Purchase Price allocated to such Proposed Substitution Property plus all allocated costs capitalized by CAR in connection with CAR’s acquisition and ownership of such Proposed Substitution Property. “Replacement Property Purchase Price” shall mean the fair market value of the Replacement Property as determined by the appraisal required pursuant to Section 4(vii).

(b) CARMAX’s rights under this Substitution Agreement may only be exercised with respect to Proposed Substitution Properties, the Allocated Property Value of which, when aggregated with the Allocated Property Value of all Substitution Properties that are then being or have previously been repurchased, does not exceed an amount equal to $102,388,100.

(c) CARMAX’s rights under this Substitution Agreement may be exercised by CARMAX only, and may not be exercised by any other person or entity; provided, however, that by written notice to CAR within five (5) Business Days prior to the Substitution Date,

CARMAX may elect to have title to any Proposed Substitution Property conveyed to any Affiliate of CARMAX (a “Designated Grantee”). No such election, and no assignment of this Substitution Agreement or CARMAX’s rights hereunder, shall discharge CARMAX from its obligations hereunder.

(d) If CARMAX is in default under this Substitution Agreement or there exists an Event of Default under the applicable Lease on the date the Substitution Offer Notice is given or at any time thereafter prior to the Substitution Date, then, at CAR’s option, the Substitution Offer Notice shall be null, void, and of no force or effect, and CAR shall not be obligated to purchase the Replacement Properties from CARMAX or sell the Proposed Substitution Properties to CARMAX.

     7.     Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given/received: (a) on the date delivered if delivered personally, (b) on the date sent if sent by facsimile with a copy sent by one of the other methods of delivery described in this Section, (c) the next business day after deposit with a recognized overnight courier service when marked for delivery on the next business day; or (d) two (2) days after mailing if sent by registered or certified United States mail, properly addressed and postage pre-paid, and addressed to the party for whom it is intended at the address hereinafter set forth:

If to CAR:	c/o Capital Automotive REIT 1420 Spring Hill Road, Suite 525 McLean, Virginia 22102 Attn: General Counsel

with a copy to:	Winston & Strawn

1400 L Street, N.W. Washington, D.C. 20005 Attn: Richard F. Williamson, Esq.

If to CARMAX:	CARMAX, INC. 4900 Cox Road Richmond, Virginia 23060-3317 Attn: Corporate Secretary

with a copy to:	McGuireWoods LLP One James Center Richmond, Virginia 23219 Attn: T. Craig Harmon, Esq.

     The parties may designate a change of address by written notice to the other in accordance with the provisions set forth above, which notice shall be given at least ten (10) days before such change of address is to become effective.

     8.     Counterparts. This Substitution Agreement may be executed in counterpart copies, each of which shall constitute an original and all of which together shall constitute one agreement. Faxed signatures shall have the same binding effect as original signatures.

     9.     Additional Actions and Documents. Each of the parties hereto hereby agrees to use its commercially reasonable efforts to take or cause to be taken such further action, to execute, deliver and file or cause to be executed, delivered and files such further documents, and to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Substitution Agreement.

     10.     Entire Agreement. This Substitution Agreement, including the exhibits and other documents referred to herein or therein or furnished pursuant hereto or thereto, constitutes the entire agreement among the parties hereto with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. No amendment, modification or discharge of this Substitution Agreement shall be valid or binding unless set forth in writing and duly executed and delivered by the party against whom enforcement of the amendment, modification or discharge is sought.

     11.     Governing Law. This Substitution Agreement, the rights and obligations of the parties hereto, and any claim or disputes related thereto, shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

     12.     Binding Effect. This Substitution Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

     13.     Severability. If any provision of this Substitution Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

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     IN WITNESS WHEREOF, the parties hereto have executed this Substitution Agreement as of the date set forth above.

CARMAX:

CARMAX, INC., a Virginia corporation

By: /s/ Keith Browning Name: Keith Browning Title: Vice President and Chief Financial Officer

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     IN WITNESS WHEREOF, the parties hereto have executed this Substitution Agreement as of the date set forth above.

CAR:

CAR CMX L.P., a Delaware limited partnership

By: CAR MOM INC., a Delaware corporation, its general partner

By: /s/ John M. Weaver Name: John M. Weaver Title: Vice President

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